UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 15)

Euroseas Ltd.
(Name of Issuer)

Common Shares, $0.03 par value
(Title of Class of Securities)

Y23592309
(CUSIP Number)

Friends Investment Company Inc. 4 Messogiou & Evropis St. 151 24 Maroussi Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y23592309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,452,358

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,452,358

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,452,358

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	Y23592309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Preferred Friends Investment Company Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

611,640

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

611,640

10.	SHARED DISPOSITIVE POWER	[_r]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

611,640

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*

14.	TYPE OF REPORTING PERSON*

CO

*  As adjusted for authorized Common Shares not yet issued that are beneficially owned by Preferred Friends Investment Company.

CUSIP NO. Y23592309

This Schedule 13D is Amendment No. 15 with respect to Friends Investment Company Inc. and Amendment No. 6 with respect to Preferred Friends Investment Company Inc.

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the Common Shares, $0.03 par value (the "Common Shares"), of Euroseas Ltd., a Marshall Islands corporation (the "Issuer").  The address of the principal executive office of the Issuer is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Item 2.  Identity and Background

(a),(f)
The persons filing this statement are Friends Investment Company Inc., a Marshall Islands corporation ("Friends Investment Company") and Preferred Friends Investment Company Inc., a Marshall Islands corporation ("Preferred Friends Investment Company" and together with Friends Investment Company, the "Reporting Persons").

(b)	The address of the principal place of business of Friends Investment Company and Preferred Friends Investment Company is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

(b),(c)	The principal business of the Reporting Persons is acting as shipping investment holding companies.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Friends Investment Company is set forth below.  If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides P. Pittas	President, Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Vice Chairman of the Issuer.

Aristides J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Treasurer/Secretary/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Emmanuel Pittas	Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as vice president of Eurobulk Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Preferred Friends Investment Company is set forth below.  If no business address is given, the director's or executive officer's address is 4 Messogiou & Evropis St., 151 24 Maroussi, Greece.

Aristides J. Pittas	President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as Chairman, CEO and President of the Issuer and President of Eurobulk Ltd.

Nikolaos J. Pittas	Vice President/Director	Mr. Pittas is a citizen of Greece. His principal occupation is serving as the financial manager of Eurobulk Ltd.

Stephania J. Karmiri	Treasurer/Secretary/Director	Ms. Karmiri is a citizen of Greece. Her principal occupation is serving as the corporate secretary and administration manager of Eurobulk Ltd..

(d),(e)
None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the 3,452,358 Common Shares directly owned by Friends Investment Company came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The source of funds for the purchase of the 611,640 Common Shares beneficially owned by Preferred Friends Investment Company pursuant to the "PIPE Transaction" (as described in Item 4 of the Schedule 13D/A filed with respect to the Issuer on August 18, 2014) came from its working capital.  No borrowed funds were used to purchase the Common Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The other persons named in response to Item 2 hold the following number of Common Shares in their accounts, which they received pursuant to the Issuer's Stock Incentive Plan and pursuant to certain rights offerings to shareholders of the Issuer:

	Vested/Purchased Pursuant to a Rights Offering	Unvested
Aristides P. Pittas	445,000*	6,885
Aristides J. Pittas	0	25,245
Nikolaos J. Pittas	19,661	6,885
Emmanuel Pittas	34,363	6,885

*These shares are owned by a company of which Aristides P. Pittas and his immediate family are the sole owners.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired their Common Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Common Shares on a continual basis.  The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

Aristides J. Pittas, who serves as the Vice President and as a Director of Friends Investment Company, and who also serves as the President as a Director of Preferred Friends Investment Company, is the Chairman, President, Chief Executive Officer and a Class A Director of the Issuer.  Aristides P. Pittas, who serves as the President and as a Director of Friends Investment Company, is the Vice Chairman and a Class A Director of the Issuer.

On August 31, 2015, the Issuer announced that it was holding a rights offering (the "Rights Offering") in which shareholders of record as of August 14, 2015 were eligible to participate.  Pursuant to the terms of the Rights Offering, the Issuer distributed to eligible shareholders, at no extra charge, three non-transferable subscription rights for each four Common Shares owned by them on such date.  Each subscription right represented the right to purchase the Issuer's Common Shares at a subscription price of $4.50 per share and consisted of a basic subscription privilege and an oversubscription privilege.  The basic subscription privilege entitled holders of subscription rights to purchase one Common Share at the subscription price for each subscription right held.  The oversubscription privilege entitled holders of subscription rights who exercised their basic subscription privilege in full to purchase, at the subscription price, any Common Shares that the Issuer's other subscription rights holders did not purchase under their basic subscription privileges, subject to certain limitations.  Eligible shareholders were able to exercise their subscription rights until such rights expired at 5:00 p.m., Eastern Daylight Time, on September 17, 2015.  Friends Investment Company participated in the Rights Offering, resulting in its acquisition of 1,243,751 additional Common Shares.

Moreover, since certain persons serving as directors and officers for Preferred Friends Investment Company also serve in similar capacities for Friends Investment Company, Preferred Friends Investment Company and Friends Investment Company may be deemed to be affiliates of each other for purposes of reporting on Schedule 13D.  As such, each Reporting Person may be deemed to beneficially own the Common Shares of the other Reporting Person.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(d)
As of the date hereof, Friends Investment Company may be deemed to be the beneficial owner of 3,452,358 Common Shares, constituting 31.7% of the Common Shares, based upon 10,876,112 Common Shares outstanding.  Friends Investment Company has the sole power to vote or direct the vote of 3,452,358 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Friends Investment Company has the sole power to dispose or direct the disposition of 3,452,358 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.  The 3,452,358 Common Shares beneficially owned by Friends Investment Company were acquired in open market transactions.

As of the date hereof, Preferred Friends Investment Company may be deemed to be the beneficial owner of 611,640 Common Shares, constituting 5.3% of the Common Shares, based upon 11,487,752 Common Shares outstanding as adjusted for authorized Common Shares not yet issued that are beneficially owned by Preferred Friends Investment Company.  Preferred Friends Investment Company has the sole power to vote or direct the vote of 611,640 Common Shares and the shared power to vote or direct the vote of 0 Common Shares.  Preferred Friends Investment Company has the sole power to dispose or direct the disposition of 611,640 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.  The 611,640 Common Shares beneficially owned by Preferred Friends Investment Company are beneficially owned pursuant to the PIPE Transaction (as further described in Item 4 of the Schedule 13D/A filed with respect to the Issuer on August 18, 2014), a privately negotiated transaction.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Shares that are the subject of this Statement.

There have been no purchases or sales of the Common Shares during the past 60 days by Preferred Friends Investment Company.

The transactions by Friends Investment Company in the Common Shares during the past sixty days are set forth in Exhibit B.

(e)	N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Securities Purchase Agreement and the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd., which are described in Item 4 of the Schedule 13D/A filed with respect to the Issuer on August 18, 2014 and attached as exhibits thereto, Preferred Friends Investment Company does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.
Friends Investment Company does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement

Exhibit B:  Schedule of Transactions in Common Shares by Friends Investment Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2017
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President
Preferred Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 15 to Schedule 13D, dated May 26, 2017, relating to the Common Shares, $0.03 par value, of Euroseas Ltd. shall be filed on behalf of the undersigned.

May 26, 2017
(Date)

Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: Vice President
Preferred Friends Investment Company Inc.

By: /s/ Aristides J. Pittas
Name: Aristides J. Pittas Title: President

Exhibit B

SCHEDULE OF TRANSACTIONS IN COMMON SHARES BY FRIENDS INVESTMENT COMPANY INC.

Schedule of Transactions in Common Shares by Friends Investment Company Inc.

Date of Transaction	Title of Class	Number of Common Shares Acquired	Number of Common Shares Disposed	Price Per Common Share

04/07/17 05/15/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	40,000 15,000	N/A N/A	$1.32 $1.27
05/15/17 05/15/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	3,300 15,000	N/A N/A	$1.25 $1.31
05/15/17 05/15/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	1,000 3,300	N/A N/A	$1.25 $1.27
05/16/17 05/16/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	9,751 15,000	N/A N/A	$1.30 $1.32
05/16/17 05/16/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	15,000 15,000	N/A N/A	$1.30 $1.31
05/17/17 05/17/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	1,600 35,000	N/A N/A	$1.29 $1.38
05/17/17 05/17/17	Common Shares, $0.03 par value Common Shares, $0.03 par value	15,000 15,000	N/A N/A	$1.35 $1.33
05/23/17	Common Shares, $0.03 par value	600	N/A	$1.25

SK 02558 0005 7501957